Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

		Three months ended March 31,
		2008	2007
Earnings from continuing operations before income taxes, and minority share owners’ interests		$255.1	$105.4
Less:	Equity earnings	(11.1)	(5.1)
Add:	Total fixed charges deducted from earnings	66.2	82.8
	Proportional share of pre-tax earnings of 50% owned associates	3.8	0.5
	Dividends received from equity investees	7.0	1.0
	Earnings available for payment of fixed charges	$321.0	$184.6

Fixed charges (including the Company’s proportional share of 50% owned associates):

	Interest expense	$62.4	$79.1
	Portion of operating lease rental deemed to be interest	1.9	1.8
	Amortization of deferred financing costs and debt discount expense	1.9	1.9

	Total fixed charges deducted from earnings and fixed charges	66.2	82.8

Preferred stock dividends (increased to assumed pre-tax amount)		7.2	8.6

Combined fixed charges and preferred stock dividends		$73.4	$91.4

Ratio of earnings to fixed charges		4.8	2.2
Ratio of earnings to combined fixed charges and preferred stock dividends		4.4	2.0